BYLAWS
OF
ML CAPITAL GROUP, INC.

October 1,2009

ARTICLE I

OFFICES AND CORPORATE SEAL

SECTION 1.1 Registered Office. ML CAPITAL GROUP, INC.,
(hereinafter the
Corporation) shall maintain a registered office in the State of
Nevada
In addition to its registered office, the Corporation shall
maintain a
principal office at a location determined by the Board. The Board
of
Directors may change the Corporation's registered office and
principal
office from time to time.

SECTION 1.2 Other Offices. The Corporation may also maintain
offices at such
other place or places. either within or without the State of
Nevada, as may be
designated from time to time by the Board of Directors
(hereinafter the Board),
and the business of the Corporation may be transacted at such
other offices
with the same effect as that conducted at the principal office.

SECTION 1.3 Corporate Seal. A Corporate seal shall not be
requisite to the
validity of any instrument executed by or behalf of the
Corporation, hut never
theless if in any instance a corporate seal be used, the same
shall be a
circle having on the circumference thereof the name if the
Corporation and in
the centre the words "corporate seal". the year incorporated, and
the state
where incorporated.

ARTICLE I1

SHAREHOLDERS

SECTION 2.1 Shareholders Meetings. All meeting of the shareholders
shall he held
at the principal office of the Corporation between the hours of
9:00 a.m. and
5:00 p.m., or at such other time and place as may he fixed from
time to time by
the Board, or in the absence of direction by the Board. by the
President or
Secretary of the Corporation, either within or without the State
of Nevada, as
shall he stated in the notice of the meeting or in a duly executed
waiver of
notice thereof. A special or annual meeting called by shareholders
owning a

majority of the entire capital stock of the Corporation pursuant to Sections
2.2 or 2.3 shall be held at the place designated by the shareholders calling the

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meeting in the notice of the meeting or in a duly executed waiver or notice
thereof.

SECTION 2.2 Annual Meetings. Annual meeting of a shareholders shall be held on a
date designated by the Board of Directors or if that day shall be a legal
holiday, then on the next succeeding business day. or at such other date and time
as shall be designated from time to time by the Board and stated in the notice of
ihe meeting. At the annual meeting, shareholders shall elect the Board and
transect such other business as may properly be brought before the meeting. In
the event that an annual meeting is not held on the date specified in this Section
2.2, the annual meeting may be held on the written call of the shareholders owning
a majority of the entire capital stock of the Corporation issued, outstanding, and
entitled to vote.

SECTION 2.3 Special meetings of Shareholders. Special meeting of the shareholders,
for any purpose or purposes, unless otherwise prescribed by Nevada statute or by
the Articles of Incorporation (hereinafter the "Articles"), may be called by the
President and shall be called by the President or Secretary at the request in
writing of a majority if the Board, or at the request in writing of shareholders
owning a majority of the entire capital stock of the Corporation issued,
outstanding, and entitled to vote. Such request shall state the purpose or
purposes of the proposed meeting. In the event that the President or Secretary
fails to call a meeting pursuant to such a request, a special meeting may be held
on the written call of the shareholders owning a majority of the entire capital
stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.4 List of Shareholders. The officer who has charge of the stock
transfer Books for shares of the Corporation shall prepare and make, no more than
two (2) days After notice of a meeting of a shareholders is given, a complete
list of the shareholders entitled to vote at the meeting, arranged in
alphabetical order, and showing the address and the number of shares registered

in the name of each shareholder. Such list shall be open to
examination and
copying by any shareholder, for any purpose germane to the
meeting, during
ordinary business hours, for a period of at least ten (1 0) days
prior to the
meeting, either at a place within the city where the meeting is to
be held,
which place shall be specified in the notice of the meeting, or if
not so
specified, at the place where the meeting is to be held. The list
shall also
be produced and kept at the time and place of the meeting during
the whole
time thereof. and may be inspected by any shareholder present.

SECTION 2.5 Notice of Shareholders Meetings. Written notice of the
annual
meeting stating the place, date and hour of the meeting and, in
case of a
special meeting, the purpose or purposes for which the meeting is
called,
shall be given, either personally or by mail. to each shareholder
of record
entitled to vote at such meeting not less than ten (10) nor more
than sixty
(60) days before the date of the meeting. If mailed, such notice
shall be
deemed to be delivered when mailed to the shareholder at his
address as it
appears on the stock transfer books of the Corporation. Business
transacted at
any special meeting of shareholders shall be limited to the
purposes stated in
the notice unless determined otherwise by the unanimous vote of
the holders of
all of the issued and
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outstanding shares of the Corporation present at the meeting in
person or
represented by proxy.

SECTION 2.6 Closing of Transfer Books or Fixing of Record Date.
For the purpose
of determining shareholders entitled to notice of, or permitted to
vote at, any
meeting of shareholders or any adjournment thereof, or for the
purpose of
determining shareholders entitled to receive payment of any
dividend, or in
order to make a determination of shareholders for any other proper
purpose, the
board may provide that the stock transfer books shall be closed
for a stated
period but not to exceed, in any case, sixty (60) days. If the
stock transfer
books shall be closed for the purpose of determining shareholders
entitled to
notice of, or permitted to vote at; a meeting of shareholders,
such books shall
be closed for at least ten (10) days immediately preceding such
meeting. In
lieu of closing the stock transfer books, the board may fix in

advance a date
as the record date for any such determination of shareholders,
such date in any
case to be not more than sixty (60) days and. in case of a meeting
of
shareholders, not less than ten (10) days prior to the date on
which the
particular action requiring such determination of shareholders is
to be taken.
If the stock transfer books are not enclosed and no record date is
fixed for
the determination of shareholders entitled to notice of, or
permitted to vote
at, a meeting of shareholders, or for the determination of
shareholders
entitled to receive payment of a dividend, the record date shall
be 4:00 p.m.
on the day before the day on which notice of the meeting is given
or, if
notice is waived, the record date shall be the day on which, and
the time at
which, the meeting is commenced. When a determination of
shareholders
entitled to vote at any meeting of shareholders has been made as
provided in
this section, such determination shall apply to any adjournment
thereof.
provided that the board may fix a new record date for the
adjourned meeting
and further provided that such adjourmnents do not in the
aggregate exceed
thirty (30) days. The record date for determining shareholders
entitled to
express consent to action without a meeting pursuant to Section
2.9 shall be
the date on which the first shareholder signs the consent.

SECTION 2.7 Quorum and Adjournment.

(a)
The holders of a majority of the shares issued, outstanding, and
entitled to
vote at the meeting, present in person or represented by proxy,
shall constitute
a quorum at all meetings of the shareholders for the transaction
of business
except as otherwise provided by Nevada statute or by the Articles.

(b)
Business may be conducted once a quorum is present and may
continue until
adjournment of the meeting notwithstanding the withdrawal or
temporary absence
of sufficient shares to reduce the number present to less than a
quorum. Unless
the vote of greater number or voting by classes is required by
Nevada statute or
the Articles, the affirmative vote of the majority of the shares
then
represented at the meeting and entitled to vote on the subject
matter shall be
the act of the shareholders; provided, however, that if the shares

then
represented are less than required to constitute a quorum, the
affirmative vote
must be such as would constitute a majority if a quorum were
present; and
provided further, that the
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affirmative vote of a majority of the shares then present shall be
sufficient in
all cases to adjourn a meeting.

(c)
If a quorum shall not be present or represented at any meeting of
the
shareholders, the shareholders entitled to vote at the meeting,
present in person
or represented by proxy, shall have power to adjourn the meeting
to another tine
or place, without notice other than announcement at the meeting at
which
adjournment is taken, until a quorum shall be present or
represented, any
business may be transacted which might have been transacted at the
meeting as
originally notified. If the adjournment is fir more than thirty
(30) days, or if
after the adjournment a new record date is fixed for the adjourned
meeting, a
notice of the adjourned meeting shall be given to each shareholder
of record
entitled to vote at the meeting.

SECTION 2.8 voting. At every meeting of the shareholders, each
shareholder shall
be entitled to one vote in person or by proxy for each share of
the capital stock
having voting power held by such shareholder, but no proxy shall
be voted or
acted upon after six (6) months fiom its date, unless the proxy
provides for a
longer period not to exceed seven (7) years.

SECTION 2.9 Action Without Meeting. Any action required or
permitted to be take
at any annual or special meeting of shareholders may be taken
without a meeting,
without prior notice, and without a vote, if a consent in writing,
setting forth
the action so taken, shall be signed by the holders of a majority
of the
outstanding shares entitled to vote with respect to the subject
matter of the
action unless a greater percentage is required by law in which
case such greater
percentage shall be required.

SECTION 2.10 waiver. A shareholder's attendance at a meeting shall
constitute a
waiver of any objection to defective notice or lack of notice of
the meeting
unless the shareholder objects at the beginning of the meeting to
holding the
meeting or transacting business at the meeting, and shall

constitute a waiver of
any objection to consideration of a particular matter at the
meeting unless the
shareholder objects to considering the matter when it is
presented. A shareholder
may otherwise waive notice of any annual or special meeting of
shareholders by
executing a written waiver of notice either before, at or after
the time
of the meeting.

SECTION 2.11 Conduct of Meetings. Meetings of the shareholders
shall be presided
over by a chairman to be chosen, subject to confirmation after
tabulation of the
votes, by a majority of the shareholders entitled to vote at the
meeting who are
present in person or by proxy. The secretary for the meeting shall
be the
Secretary of the Corporation, or if the Secretary of the
Corporation is absent,
then the chairman initially chosen by a majority of the
shareholders shall
appoint any person present to act as a secretary. The chairman
shall conduct the
meeting in accordance with the Corporation's Articles, Bylaws and
the notice of
the meeting, and may establish rules for conducting the business
of the meeting.
After calling the meeting to order, the chairman initially chosen
shall call
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for the election inspector, or if no inspector is present than the
secretary of
the meeting. to tabulate the votes represented at the meeting and
entitled to be
cast. Once the votes are tabulated, the shares entitled to vote
shall confirm the
chairman initially chosen or shall choose another chairman, who
shall confirm the
secretary initially chosen or shall choose another secretary in
accordance with
this section. If directors are to be elected, the tabulation of
votes present at
the meeting shall be announced prior to the casting of votes for
the directors.

Section 2.12 Election Inspector. The Board of Directors, in
advance of any
shareholders meeting, may appoint an election inspector to act at
such meeting.
If an election inspector is not so appointed or is not present at
the meeting,
the chairman of the meeting may, and upon the request of any
person entitled to
vote at the meeting shall, make such appointment. If appointed,
the election
inspector will determine the number of shares outstanding, the
authenticity,
validity and effect of proxies and the number of shares
represented at ihe
meetingin person and by proxy; receive and count votes, ballots
and consents

and announcethe results thereof; heat and determine all challenges and questions
pertaining toproxies and voting; and, in general, perform such acts as may be
proper to ensurethe fair conduct of the meeting.

ARTICLES 111

DIRECTORS

SECTION 3.1 Number and Election. The number of directors that shall constitute
the whole board shall initially be one; provided, such number may be changed by
the shareholders so long as the number of directors shall not be less than one
or more than nine. Directors shall be elected by the shareholders, and each
director shall serve until the next annual meeting and until his successor is
elected and qualified, or until resignation or removal.

SECTION 3.2 Powers. The business and affairs of the Corporation shall be
managed by the Board, which may exercise all such powers of the Corporation and
do all such lawful acts as are not by Nevada statute: the Articles, or these
Bylaws directed or required to be exercised or done by the shareholders.

SECTION 3.3 Resignation of Directors. Any director may resign his office at any
time by giving written notice of his resignation to the President or the
Secretary of the Corporation. Such resignation shall take effect at the time
specified therein or, if no time be specified therein, at the time of the
receipt thereof, and the acceptance thereof shall not be necessary to make it
effective.

SECTION 3.4 Removal of Directors. Any director or the entire Board may be
removed, with or without cause, by a vote of the holders of a majority of the
shares then entitled to vote at anelection of directors at a meeting of
shareholders called expressly for that purpose.

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SECTION 3.5 Vacancies. Vacancies resulting from the resignation or removal of
a Director and newly created directorship resulting from any increase in the
authorized Number of directors shall be filled by the shareholders in
accordance with Section 3.1.

SECTION 3.6 Place of Meetings. Unless otherwise agreed by a majority of the
directors then sewing, all meetings of the Board of Directors

shall be held at
the Corporation's principal office between the hours of 9:00 a.m.
and 5:00
p.m., and such meetings may be held by means of conference
telephone or similar
communications equipment by means of which all persons
participating in the
meeting can heart each other, and participation in a meeting
pursuant to this
Section 3.6 shall constitute presence in person at such meeting.

SECTION 3.7 Annual Meetings. Annual meetings of the Board shall be
held
immediately following the annual meeting of the shareholders and
in the same
place as the annual meeting of shareholders. In the event such
meeting is not
held, the meeting may be held at such time and place as shall be
specified in
a notice given as hereinafter provided for special meetings of the
Board, or
as shall be specified in a written waiver of notice by all of the
directors.

SECTION 3.8 Regular Meetings. Regular meetings of the Board may be
held without
notice at such time and at such place as shall from time to time
be determined by the
Board.

SECTION 3.9 Special Meetings. Special meetings of the Board may be
called by the
President or the Secretary with seven (7) days notice to each
director, either personally,
by mail, by telegram, or by telephone; special meetings shall be
called in like manner and
on like notice by the President or Secretary on the written
request of two (2) directors and
shall in such case be held at the time requested by those
directors, or if the President or
Secretary fails to call the special meeting as requested, then the
meeting may be called by
the two requesting directors and shall be held at the time
designated by those directors in
the notice.

SECTION 3.10 Quorum and Voting. A quorum at any meeting of the
Board shall consist
of a majority of the number of directors then serving, but not
less than two (2) directors:
provided that if and when a Board comprised of one member is
authorized, or in the
event that only one director is then serving, then one director
shall constitute a quorum.
If a quorum shall not be present at any meeting of the Board, the
directors then present
may adjourn the meeting to another time or place, without notice
other than
announcement at the meeting, until a quorum shall be present. If a
quorum is present,
then the affirmative vote of a majority if directors present is
the act of the Board of
Directors.

SECTION 3.1 1 Action Without Meeting. Unless otherwise restricted by the Articles of
these Bylaws; any action required or permitted to be taken at any meeting of the Board or
of any committee thereof may be taken without a meeting, if all members of the Board or
committee, as the case may be, consent thereto in writing, and the writing or writing are

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filed with the minutes f proceedings of the Board or committee.

SECTION 3.12 Committee of the Board. The board, by resolution, adopted by a majority of the
full Board, may designate from among its members an executive committee and one or more
other committees each of which, to the extent provided in such resolution and permitted by law,
shall have and may exercise all the authority of the Board. The Board, with or without cause,
may dissolve of any such committee and the delegation thereto of authority shall not operate to
relieve the Board, or any member thereof. of ant responsibility imposed by law.

SECTION 3.13 Compensation. To the extent authorized by resolution of the Board and
not prohibited or limited by the Articles, these Bylaws, or the shareholders, a director
may be reimbursed by the Corporation for his expenses, if any, incurred in attending a
meeting of the Board of Directors, and may be paid by the Corporation for his expense,
is any, incurred in attending a meeting of the Board of Directors, and may be paid by the
Corporation a fixed sum or a stated salary or both for attending meetings of the Board.
No such reimbursement or payment shall prelude any director from serving the
Corporation in any such capacity and receiving compensation therefore.

SECTION 3.14 Waiver. A director's attendance at or participation in a meeting shall
constitute a waiver of any objection to defective notice or lack of notice of the meeting
unless the director objects at the beginning of the meeting or promptly upon his arrival to
holding the meeting or transecting business at the meeting and does not thereafter vote
for or assent to take action at the meeting. A director may otherwise waive notice of
any annual. regular or special meeting of directors by executing a written notice of
waiver either before or after the time of the meeting.

SECTION 3.1 5 Chairman of the Board. A Chairman of the Board may be appointed by
the directors. The Chairman of the Board shall perform such duties as from time to time
may be assigned to him by the Board, the shareholders, or these Bylaws. The Vice

Chairman, if one has been elected of the meeting and preside, in
the following order of
precedence:

(a)
The Chairman of the Board;
(b)
The Vice Chairman:
(c)
The President of the Corporation; or
(dl
A director chosen by a majority of the directors present, or if a
majority is unable
to agree on who shall act as chairman, then the director with the
earliest date of
birth shall act as the chairman.

The Secretary of the Corporation, or if he shall be absent from
such meeting, the person
whom the chairman of such meeting appoints, shall act as secretary
of such meeting and
keep the minutes thereof. The order of business and rules of
procedure at each meeting

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of the Board shall be determined by the chairman of such meeting,
but the same may be
changed by the vote of a majority of those directors present at
such meeting. The Board
shall keep regular minutes of its proceedings.

ARTICLE IV

OFFICERS

SECTION 4.1 Titles, Offices, Authority. The officers of the
Corporation shall be chosen
by the Board of Directors and shall include a President. a
Secretary and a Treasurer, and
may, but need not, include a Chairman, a Vice chairman, a Chief
Executive Officer, a
Chief Operating Officer, a Vice President, additional Vice
Presidents, one or more
assistant secretaries and assistant treasurers, or any other
officer appointed by the Board.
Any number of offices may be held by the same person, unless the
Articles or these
Bylaws otherwise provide. If only one person is serving as an
officer of this Corporation,
he or she shall be deemed to be President and Secretary. An
officer shall have such
authority and shall perform such duties in the management of the
Corporation as may be
provided by the Articles or these Bylaws, or as may be determined
by resolution of the
Board or the shareholders in accordance with Article V.

SECTION 4.2 Subordinate Officers. The board may appoint such
subordinate officers:
agents or employees as the Board may deem necessary or advisable,
including one or
more additional Vice Presidents, one or more assistant
secretaries. and one or more

assistant treasurers. each of whom shall hold office for such
period, have authority and
perform such duties as are provided in these Bylaws pr as the
Board may from time to
time determine. The Board mav delegate to anv executive officer or
to any committee

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the power to appoint any such additional officers, agents or
employees. Notwithstanding
the foregoing. no assistant secretary or assistant treasurer shall
have power or authority to
collect, account for, or pay over any tax imposed by any federal,
state or city government.

SECTION 4.3 Appointment, Tern] of Office, Qualification. The
officers of the
Corporation shall be appointed by the Board and each officer shall
serve at the pleasure
of the Board until the next annual meeting and until a successor
is appointed and
qualified, or until resignation or removal.

SECTION 4.4 Resignation. Any officer may resign his office at any
time by giving
written notice of his resignation to the President or the
Secretary of the Corporation.

Such resignation shall take effect at the time specified therein
or if no time he specified
therein, at the time of the receipt thereof, and the acceptance
thereof shall not be
necessary to make it effective.

SECTION 4.5 Removal. Any officer or agent may be removed by the
Board whenever in
its judgement the best interest of the Corporation will be served
thereby, but such
removal shall be without prejudice to the contract rights, if any,
of the person so
removed. Appointment of an officer or agent shall not of itself
create contract rights.

SECTION 4.6 Vacancies. A vacancy in any office, because of death,
resignation,
removal, or any other cause: shall be filled for the unexpired
portion of the term in the manner
prescribed in Sections 4.1,4.2 and 4.3 of the Article IV for
appointment to such office.

SECTION 4.7 The President. The president shall preside at all
meetings of shareholders
The President shall be the principal executive officer of the
Corporation and, subject to
the control of the Board, shall in general supervise and control
all of the business and
affairs of the Corporation. He may sign, when authorized by the
Board. certificates for
shares of the Corporation and deeds, mortgages, bonds, contracts,
or other instruments

which the Board has authorized to be executed, except in cases where the signing and
execution thereof shall be expressly delegated by the Board or by these Bylaws to some
other officer or agent of the Corporation, or shall be required by law to be otherwise
signed or executed; and in general shall perform all duties incident to the office of the
President and such other duties as may be prescribed by the Board from time to time.

SECTION 4.8 The Vice President. Each Vice President shall have such powers and
perform such duties as the Board or the President may from time to time prescribe and
shall perform such other duties as may be prescribed by these Bylaws. At the request of
the President, or in case of his absence or inability to act, the Vice President or, if there
shall be more than one Vice President then in office, then one of them who shall be
designated for the purpose by the President or by the Board shall perform the duties
of the President, and when so acting shall have all powers of, and be subject to all the
restrictions upon, the president.

SECTION 4.9 The Secretary. The Secretary shall act as secretary of, and keep the
minutes of, all meetings of the Board and of the shareholders; he shall causc to bc given
notice of all meetings of the shareholders and directors; he shall be the custodian of the
seal of the Corporation and shall affix the seal, or cause it to be affixed, to all proper
instruments when deemed advisable by him; he shall have charge of the stock book and
also of the other books, records and papers of the Corporation relating to its organization
as a Corporation, and shall see that the reports, statements and other documents required
by law are properly kept or filed; and he shall in general perform all the duties incident to
the office of Secretary. He shall also have such powers and perform such duties as are

assigned to him by these Bylaws, and he shall have such other powers and perform such
other duties, not inconsistent with these Bylaws, as the Board shall from time to time
prescribe. If no ofkicer has been named as Secretary, the duties of the Secretary shall be
performed by the President or a person designated by the President.

SECTION 4.10 The Treasurer. The Treasurer shall have charge and custody of, and he
responsible for, all the funds and securities of the Corporation and shall keep full and

accurate accounts of receipts and disbursements in books belonging
to the Corporation

and shall deposit all monies and other valuable effects in the
name of and to the credit of
the Corporation in such banks and othcr depositories as may be
designated by the Board,
or in the absence of direction by the Board, by the President; he
shall disburse the funds
of the Corporation as may be ordered by the Board, taking proper
vouchers for such
disbursements, and shall render to the president and to the
directors at the regular

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meetings of the Board or whenever they may reguire it, a statement
of all his transactions
as Treasurer and an account of the financial condition of the
Corporation; and, in general, he
shall perform all the duties incident to the office of Treasurer
and such other duties as
may from time to time be assigned to him by the Board. He may
sign, with the President
or Vice President, certificates of stock of the Corporation. If no
officer has been named
as Treasurer, the duties of the Treasurer shall be performed by
the President or a person
designated by the President.

SECTION 4.11 Compensation. The Board shall have the power to set
the compensation
of all officers of the Corporation. It may authorize any officer,
upon whom the power of
appointing subordinate officers may have been conferred, to set
the compensation of such
subordinate officers.

ARTICLE V

AUTHORITY TO INCUR CORPORATE OBLIGATIONS

SECTION 5.1 Limit on Authority. No officer or agent of the
Corporation shall be
authorized to incur obligations on behalf of the Corporation
except as authorized by the
Articles of these Bylaws, or by resolution of the Board of the
shareholders. Such
authority may be general or confined to specific instances.

SECTION 5.2 Contracts and Other Obligations. To the extent
authorized by the Articles
or these Bylaws, or be resolution of the Board or the
shareholders, officers and agents of
the Corporation may enter into contracts, execute and deliver
instruments, sign and issue
checks, and otherwise incur obligations on behalf of the
Corporation.

ARTICLE VI

SHARES AND THEIR TRANSFER

SECTION 6.1 Certificate for Shares. Certificate representing shares of the Corporation
shall be in such fonn as shall be determined by the Board. Such certificates shall be
signed by the President or a Vice President and by the Secretary or an assistant secretary.
The signatures of such officers upon a certificate may be facsimiles if the certificates is
manually signed on behalf of a transfer agent or a registrar, other than the Corporation
itself or one of its employees. Each certificate for shares shall be consecutively
numbered or otherwise identified. The name and address of the person to whom the
shares represented thereby are issued, with the number of shares and date of issue. shall
be entered on the stock transfer books of the Corporation. All certificates surrendered to
the Corporation for transfer shall be cancelled and no new certificate shall be issued until

the former certificate for a like number of shares shall have been surrendered and
cancelled. except that in case of a lost, destroyed or mutilated certificate a new one may
be issued therefore upon such terms and indemnity to the Corporation as the Board may

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prescribe.

SECTION 6.2 Issuance. Before the corporation issues shares the board shall determine
that the consideration received or to be received for the shares is adequate. A certificate
shall not be issued for any share until share is fully paid.

SECTION 6.3 Transfer of shares. Transfer of shares of the Corporation shall be made
only on the stock transfer books of the Corporation by the holder of record thereof or by
his legal representative, who shall furnish proper evidence of authority to transfer, or by
his attorney thereunto authorized by power of attorney duly executed and filed with the
Secretary of the Corporation, and on surrender for cancellation of the certificate for such
shares. The person in whose name shares stand on the books of the Corporation shall be deemed
by the Corporation to be the owner thereof for all purposes.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall be December 3 1.

ARTICLE VIII

DNIDENDS

From time to time the board may declare, and the Corporation may pay dividends on its
outstanding shares in the manner and upon the terms and conditions provided by law and

its Articles.

ARTICLE IX

The Corporation may indemnify and advance litigation expenses to its directors, officers,
Employees and agents to the extent permitted by law, the Articles or these Bylaws, and
shall indemnify and advance litigation expenses to its directors, officers, employees and
agents to the extent required by law, the Articles or these Bylaws. The Corporation's
obligations of indemnification, if any, shall be conditioned on the Corporation receiving
prompt notice of the claim and the opportunity to settle and defend the claim. The
Corporation may, to the extent permitted by law, purchase and maintain insurance on
behalf of an individual who is or was a director, officer, employee or agent of the
Corporation.

ARTICLE X

REPEAL, ALTERATION OR AMENDMENT

These Bylaws may be replaced, altered, or amended, or substitute Bylaws may be
adopted at any time by a majority of the Board at any regular or special meeting, or by
the shareholders at a special meeting called for that purpose. Any amendment made by
the shareholders shall be valid.

IN WITNESS WHEJEOF, the undersigned, being the directors of ML CAPITAL GROUP,
INC.., adopt the foregoing Bylaws, effective as of the date first written above.

DIRECTOR:

Lisa Nelson- DIRECTOR

CERTIFICATION

The undersigned, as secretary of ML CAPITAL GROUP, INC.., hereby certifies that
The foregoing Bylaws were duly adopted by the Board of Directors.

Lisa Nelson- SECRETARY